UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operation and interim unaudited consolidated financial statements and related information and data of DryShips Inc. (the "Company") as of and for the period ended June 30, 2009.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-146540) filed on October 5, 2007, as amended by a Post-Effective Amendment No. 1, filed on October 20, 2008 (the "Registration Statement").

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "DryShips" or the "Company" or "we" shall include DryShips Inc. and its applicable subsidiaries.  The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in the Company's Annual Report on Form 20-F/A filed with the Securities and Exchange Commission, or the Commission, on April 3, 2009 and Amendment No. 1 to the Company's Registration Statement on Form F-3, filed on October 20, 2008, and our Prospectus Supplements filed on April 2, 2009 and May 7, 2009.

Results of Operations

Six months ended June 30, 2009, compared to the six months ended June 30, 2008.

Following our acquisition of Ocean Rig ASA, or Ocean Rig, we have two reportable segments, the Drybulk Carrier segment and the offshore Drilling Rig segment.

For the Drybulk Carrier segment, Voyage Revenues decreased by $286.5 million, or 58.4%, to $204.5 million for the six-month period ended June 30, 2009, as compared to $491.0 million for the six-month period ended June 30, 2008. The decrease is attributable to the substantially decreased hire rates we earned during the six-month period ended June 30, 2009, as compared to the six-month period ended June 30, 2008.

For the Drilling Rig segment, we did not earn any revenues, and we did not incur any expenses from drilling contracts, during the period from January 1, 2008 to May 14, 2008, as we commenced consolidation of Ocean Rig on May 15, 2008, which was the date we gained control over our drilling rig subsidiary. Our interest in Ocean Rig was accounted for as equity in an investee as of May 14, 2008 on the line "Equity in loss of investee" in the income statement. Revenues from drilling contracts increased by $158.8 million, or 362.6%, to $202.6 million for the six-month period ended June 30, 2009, as compared to $43.8 million for the six-month period ended June 30, 2008. The increase reflects the fact that we commenced consolidation of Ocean Rig on May 15, 2008, which was the date we gained control over our drilling rig subsidiary.

For the Drybulk Carrier segment, Voyage Expenses (including gains from sale of bunkers) decreased by $12.4 million, or 44.1%, to $15.7 million for the six-month period ended June 30, 2009, as compared to $28.1 million for the six-month period ended June 30, 2008. The decrease is mainly attributable to the decrease in commissions due to decreased voyage revenues. The Drilling Rig segment did not incur any Voyage Expenses, as both rigs were operating under long-term contracts and the relevant expenses were therefore paid by the charterer.

For the Drybulk Carrier segment, Operating Expenses decreased by $1.6 million, or 4.2%, to $36.1 million for the six-month period ended June 30, 2009, as compared to $37.7 million for the six-month period ended June 30, 2008. The decrease is attributable to the decrease in the number of vessels operated from an average of 38.4 vessels for the first half of 2008 to 37.5 vessels for the first half of 2009.

For the Drilling Rig segment, Operating Expenses increased by $55.9 million, or 417.2%, to $69.3 million for the six-month period ended June 30, 2009, as compared to $13.4 million for the six-month period ended June 30, 2008. The increase reflects the fact that we commenced consolidation of Ocean Rig on May 15, 2008, which was the date we gained control over our drilling rig subsidiary.

For the Drybulk Carrier segment, Gain on sale of vessels decreased by $157.9 million, or 98.5%, to $2.4 million for the six-month period ended June 30, 2009, compared to $160.3 million for the six-month period ended June 30, 2008. During the first half of 2009, we disposed of one vessel (Paragon) compared to four vessels (Matira, Menorca, Lanzarote and Netadola) in 2008, for cash consideration of $30.2 million and $275.8 million, respectively. The Drilling Rig segment did not engage in any asset sales during the six-month period ended June 30, 2009.

For the Drybulk Carrier segment, we recorded a Gain on contract cancellation of $15.3 million, which represents the deposits we retained in connection with the cancellation of the sales of  the MV La Jolla and MV Toro during the six-month period ended June 30, 2009. We did not record a Gain on contract cancellation during the six-month period ended June 30, 2008. The Drilling Rig segment did not report any such gains during the six-month period ended June 30, 2009.

For the Drybulk Carrier segment, an amount of $230.8 million was recognized as contract termination fees and forfeiture of vessel deposits during the six-month period ended June 30, 2009, $118.7 million is attributable to the transfer of our interests in the owning companies of three Capesize newbuildings to an unrelated party, $53.3 million is attributable to the consideration to cancel the transaction by the Company to related and third parties in connection with the cancellation of the acquisition of nine Capesize vessels, $14.1 million is attributable to the cancellation of the memorandum of agreement to acquire a vessel, and $44.7 million is attributable to the sale of our interests in the owning company that had contracted for the purchase of a newbuilding drybulk carrier. There were no such losses during the six-month period ended June 30, 2008. The Drilling Rig segment did not have any loss on contract termination deposits or forfeiture of drilling rig deposits during the six-month period ended June 30, 2009.

Total Depreciation and Amortization expense increased by $39.3 million, or 67.9%, to $97.2 million for the six-month period ended June 30, 2009, as compared to $57.9 million for the six-month period ended June 30, 2008. Of this increase, $7.5 million relates to the Drybulk Carrier segment and $31.8 million relates to the Drilling Rig segment. The increase from the Drybulk Carrier segment is due to the additional depreciation charge relating to three vessels purchased during the last two quarters of 2008 and the first two quarters of 2009, partially offset by the reduction in depreciation charge for four vessels disposed of subsequent to the second quarter of 2008. The increase in the depreciation charge for the vessels purchased during the last two quarters of 2008 and the first two quarters of 2009 exceeded the reduction in the depreciation charge for the vessels disposed of subsequent to the second quarter of 2008 as a result of higher cost values of the purchased vessels, which in turn was mainly attributable to the younger age of the vessels. The increase from the Drilling Rig segment is wholly attributable to the depreciation of the two drilling rigs and related onshore assets for the six-month period ended June 30, 2009, which were not reported in our consolidated income statement during the six-month period ended June 30, 2008 until after May 15, 2008.

Management Fees for vessels in the Drybulk Carrier segment increased by $2.5 million, or 42.4%, to $8.4 million for the six-month period ended June 30, 2009 as compared to $5.9 million for the six-month period ended June 30, 2008. The increase is primarily due to the increase in management fees charged by the Manager, Cardiff Marine Inc., a related party, effective June 30, 2008.

Total General and Administrative expenses (Drybulk Carrier and Drilling Rig segments) increased by $15.6 million, or 80%, to $35.1 million for the six-month period ended June 30, 2009, as compared to $19.5 million for the six-month period ended June 30, 2008. The increase is mainly due to the incremental amortization of non-cash stock based compensation during the six-month period ended June 30, 2009, which amounted to $18.9 million, as compared to $12.1 million for the six-month period ended June 30, 2008. Furthermore, in the first half of 2009, the Company incurred general and administrative expenses from the Drilling Rig segment, which were not consolidated in the comparable period in 2008 until after May 15, 2008, amounting to $9.0 million.

Total Interest and Finance Costs (Drybulk Carrier and Drilling Rigs segments) increased by $9.3 million, or 21.0%, to $53.5 million for the six-month period ended June 30, 2009, compared to $44.2 million for the six-month period ended June 30, 2008. This increase resulted primarily from the increased amount of average indebtedness during the six-month period ended June 30, 2009, as compared to the same period in 2008. Furthermore, in the first half of 2009, the Company incurred interest and finance costs from the Drilling Rig segment, which was not consolidated in the comparable period in 2008 until after May 15, 2008, amounting to $25.0 million.

Total gains on interest rate swaps increased by $54.2 million, or 888.5%, to $60.3 million for the six-months ended June 30, 2009, as compared $6.1 million for the six-month period ended June 30, 2008. The change is attributable to the increased notional amount of 31 swaps that the Company was party to in the six-months ended June 30, 2009, compared to sixteen that the Company was party to in the six-months ended June 30, 2008, and the positive movement in interest rates during 2009. Furthermore, as of June 30, 2009, the Company was party to three interest rate swaps that qualified as cash flow hedges. The change in fair value of these instruments, which amounted to a gain of $18.6 million as of June 30, 2009, was reflected directly in stockholders equity.

Total income taxes increased by $5.5 million, or 611.1%, to $6.4 million for the six months ended June 30, 2009, compared to $0.9 million for the period from May 15, 2008 to June 30, 2008. These taxes are wholly related to our Drilling Rigs segment, which is subject to Norwegian state and federal income tax, and those of other jurisdictions around the world and which was not consolidated in the comparable period of 2008 until after May 15, 2008. We did not incur income taxes on international shipping income in our Drybulk Carrier segment for the relevant periods.

Liquidity and Cash Flow

Our cash and cash equivalents increased by $172.8 million to $475.9 million as of June 30, 2009, compared to $303.1 million as of December 31, 2008, primarily due to increased cash provided by operating and financing activities. Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital deficit decreased (improved) to $1.08 billion as of June 30, 2009, as compared to a working capital deficit of $1.80 billion as of December 31, 2008. The improvement in our working capital deficit is primarily due to the repayment of approximately $1.0 billion of debt under our long-term credit facilities, which was financed primarily with proceeds from our at-the-market offerings in the first half of 2009.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $96.2 million for the six-months ended June 30, 2009, as compared to $369.8 million for the six-months ended June 30, 2008, a decrease of 73.9%.  This decrease is primarily attributable to the decreased time charter rates during the six months ended June 30, 2009. Net income, as adjusted for non-cash items, was $130.9 million. The net positive change in working capital accounts was $34.7 million during this six-month period, as operating assets (as detailed in the accompanying condensed consolidated statement of cash flows) increased by $0.6 million, while operating liabilities decreased by $35.3 million, as compared to the six months ended June 30, 2008.

Net Cash Used in Investing Activities

Net cash used in investing activities was $8.7 million for the six-months ended June 30, 2009. The Company made payments of approximately $45.3 million for asset acquisitions and improvements, and increased the minimum cash deposits (cash outflow) with its lenders by $9.6 million, offset by receipt of proceeds of approximately $45.4 million for vessel sales and other proceeds of $0.8 million. Net cash used in investing activities was $1.48 billion for the six-months ended June 30, 2008.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $85.2 million for the six-months ended June 30, 2009, consisting mainly of net proceeds of $950.7 million from the issuance of common stock in at-the-market offerings and the drawdown of an additional $150.9 million under long-term credit facilities offset by the repayment of $1.01 billion of debt under our short-term credit facility and financing costs of $1.8 million. Net cash provided by financing activities was $1.29 billion for the six months ended June 30, 2008.

Capitalization

On June 30, 2009, the ratio of debt to total capitalization (debt, net of deferred financing fees and equity) was 48.9% and the ratio of net debt (total debt less cash and cash equivalents less restricted cash) to total capitalization (total debt less cash and cash equivalents less restricted cash and equity) was 40.1%.

As of June 30, 2009, the Company had total cash and cash equivalents of $475.9 million. The Company expects its overall cash position could be negatively impacted by the decline in drybulk charter market rates that began in late 2008, as well as by loan repayments coming due in the short- to medium-term. These cash outflows are expected to be partially offset by net positive cash flows from the Company's offshore drilling segment.

Financing activities

Long-term debt

As of June 30, 2009, the Company had a working capital deficit of $1.08 billion. Several of the Company's lenders, which collectively held $1.5 billion of the Company's indebtedness as of June 30, 2009, have notified the Company that it is in breach of certain financial and other covenants contained in our loan agreements.  We entered into agreements with Piraeus Bank dated April 15, 2009 for covenant waivers and to restructure our loan facilities. We also entered into agreements with Deutsche Bank and DnB NOR in June 2009 for covenant waivers and to restructure our loan facilities. These waivers expire in January 2010, March 2011 and May 2011, respectively. The Company has classified all of Dryships' debt obligations as current at December 31, 2008 and June 30, 2009 as a result of cross default provisions included in guarantees provided by the Company to financing institutions in favor of its subsidiaries.  A cross default provision means that if the Company defaults on one loan it immediately defaults on all loans that contain such a provision.  During 2009, the Company may also be in breach of liquidity and minimum cash covenants as a result of using its restricted cash. Currently, we are in discussions with other lenders, which collectively hold an aggregate of $1.3 billion of our indebtedness as of June 30, 2009, for waivers and amendments of certain financial and other covenants contained in our loan agreements.  For more information, see "Item 5.B. Liquidity and Capital Resources – Breach of Loan Covenants" in our Annual Report on Form 20-F/A for the year ended December 31, 2008 filed on April 3, 2009.

If we are unable to obtain waivers or covenant amendments from our banks, our lenders could accelerate our indebtedness and foreclose on our vessels.  In addition, if conditions in the drybulk charter market decline from current levels and the market value of our vessels declines even further, we may seek to restructure our outstanding indebtedness. For more information, see Note 10 to our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2009.

As of June 30, 2009, the Company had a total of $2.6 billion in debt outstanding under its credit facilities with various institutions. The table below sets forth information concerning our debt and maturity dates.

Twelve months ending	Total (in thousands of dollars)
June 30, 2010	1,861,894
June 30, 2011	142,583
June 30, 2012	108,710
June 30, 2013	70,000
June 30, 2014	417,500
June 30, 2015 and thereafter	-
2,600,687
Less-Financing fees	(32,772)
2,567,915

Issuance of common shares

During the six-months ended June 30, 2009, the Company issued shares of common stock pursuant to its universal shelf registration statement on Form F-3 ASR (Registration No. 333-146540), as amended on October 17, 2008, (as so amended, the "Registration Statement") as follows: (i) prospectus supplements dated January 28, 2009 and April 2, 2009, relating to the offer and sale of up to $500 million of the Company's common shares, which resulted in net proceeds, after commissions, of approximately $370.5 million and $117.0 million, respectively, and the issuance of 71,265,000 and 24,404,595 shares of common stock, respectively, (ii) prospectus supplement dated May 7, 2009, relating to the offer and sale of up to $475 million of the Company's common shares, which resulted in net proceeds, after commissions, of approximately $464.9 million, and the issuance of 69,385,000 shares of common stock, and (iii) the issuance of 11,990,405 shares of common stock on March 19, 2009 related to the transfer of the Company's interests in the owning companies of three Capesize newbuildings.

Shares issued under the 2008 equity incentive plan

As of June 30, 2009, the Company has awarded 1,000,000 restricted common shares to Fabiana Services S.A., a related party, pursuant to the Company's 2008 Equity Incentive Plan. The shares vest quarterly in eight equal installments. As of June 30, 2009, 375,000 of these common shares remain unvested, and will vest in August 28, 2009, November 28, 2009 and February 28, 2010.

The stock-based compensation is being recorded as an expense over the vesting period and based on the fair value of the shares on the grant date ($75.09 per share). The related stock-based compensation expense for the six months ended June 30, 2009 amounted to $18.7 million and is included in "General and administrative expenses - related parties" in the accompanying consolidated statements of income.

The fair value of the 1,000,000 common shares on the grant date amounted to $75.1 million, or $75.09 per share, and will be recognized as compensation in the consolidated accompanying statements of income over the two-year vesting period.

Pursuant to the Company's 2008 Equity Incentive Plan, in March 2009, the Company granted 70,621 shares of the Company's common stock, par value $0.01 per share, to an executive of the Company for services to be performed in periods subsequent to March 2009. The shares will vest in annual installments of 42,373 and 28,248 shares on March 1, 2010 and 2011, respectively.

The fair value of each share on the grant date was $3.54. The fair value of the non-vested shares granted amounted to $250,000 and will be recognized as compensation in the accompanying unaudited interim condensed consolidated statements of income over the vesting period.

On October 2, 2008, the Company's Board of Directors and Compensation Committee approved grants for the non-executive directors of the Company. On October 2, 2008, 9,000 fully vested shares and 9,000 non-vested common shares were granted to the non-executive directors. The non-vested common shares will vest evenly over a three- year period with the first vesting date commencing on January 1, 2009.

For the director vested shares, the fair value of each share on the grant date was $33.59. The fair value of the non-vested shares granted amounted to $302,000 and will be recognized as compensation in the accompanying unaudited interim condensed consolidated statements of income over the vesting period.

Recent Drybulk Fleet Developments

Cancellation of Purchases of Nine Capesize Vessels

In October 2008, the Company agreed to purchase the ship-owning companies of nine Capesize drybulk carriers for an aggregate purchase price of $1.17 billion from clients of Cardiff, including affiliates of George Economou, the Company's Chairman and Chief Executive Officer, and third parties, consisting of 19,400,000 of the Company's common shares and the assumption of an aggregate of $478.3 million in debt and future commitments. In light of the considerable decrease in the asset values of the nine Capesize vessels, the Company reached an agreement with the sellers to cancel this transaction. The cancellation of the acquisition was approved by the independent members of the Company's Board of Directors on January 21, 2009, and the agreements were signed on March 6, 2009. The consideration to cancel the transaction consisted of 6.5 million shares issued to entities that are unaffiliated with the Company nominated by the third-party sellers, which are subject to a six-month lock-up period and 3.5 million "out-of-the-money" warrants issued to entities controlled by George Economou. As George Economou received less consideration to cancel these contract than the third parties he was deemed to have made an owners' contribution to the Company.

The shares and warrants were issued on April 9, 2009. Each warrant entitles the holder to purchase one share of the Company's common stock. These warrants have a cost of $0.01 and strike prices, depending on the relevant trenches, of between $20 and $30 per share. The warrants vest over an 18-month period and expire after five years.

Disposal of Three Capesize Newbuildings

In July 2007 and April 2008, we entered into separate agreements to acquire three Capesize newbuildings from unaffiliated third parties for an aggregate purchase price of $364.0 million. On January 15, 2009, we agreed to transfer our interests in the owning companies of these vessels to an entity that is not affiliated with us. In connection with this transfer of interest, the sellers will release us and our relevant subsidiaries from the purchase agreements for these vessels. This release reduces our aggregate obligations in the amount of $364.0 million in exchange for total consideration of $116.4 million.

Under the terms of the January 15, 2009 agreement, the consideration consisted of $36.4 million in previously paid deposits toward the acquisition of the three vessels, $30.0 million in cash that was paid to the purchaser, and two additional tranches of $25.0 million each payable to the purchaser within 30 and 60 days, respectively, with such installments payable in cash, or at our option, by issuing 2.6 million shares of our common stock for each tranche. Due to the decline in our stock price subsequent to January 15, 2009, on March 18, 2009, we and the purchaser agreed to amended terms whereby we agreed to issue such number of shares as is equal to $50 million divided by the closing price of our common stock on the Nasdaq Global Select Market on the trading day immediately prior to such issuance. On March 19, 2009, we issued a total of 11,990,405 common shares to the nominees of the purchaser.

Cancellation of Sale of MV Delray

On March 15, 2008, we entered into a memorandum of agreement to sell the MV Delray (ex MV Lacerta), a 1994-built, 71,862 dwt Panamax drybulk carrier, to an unaffiliated third party for a sale price of $55.5 million. The sale will not close due to the buyer's repudiation of its obligations under the memorandum of agreement. A deposit on the vessel in the amount of $5.6 million was made by the buyer. We have commenced an arbitration proceeding against the buyer.

Developments with Respect to the MV Toro

We announced on February 6, 2009 that we had reached an agreement to sell the MV Toro at a reduced sale price. The purchaser of the MV Toro pursuant to this agreement, Samsun Logix Corporation, or Samsun, agreed to release its deposit of $6.3 million to us immediately and make a new deposit of $1.5 million. It thereafter was reported in the press that Samsun had filed for receivership, and we received notice of this receivership action. In addition, while Samsun released the initial deposit of $6.3 million to us, it failed to make the additional deposit of $1.5 million. As a result, we believe Samsun is in breach of this agreement. Samsun has not stated whether it intends to fulfill its agreement to purchase the MV Toro, and we have commenced arbitration proceedings against Samsun claiming compensation for the difference between the current market price and the contract price of $63.4 million pursuant to our agreement with Samsun.

Cancellation of Sale of the MV La Jolla

We previously entered into an agreement to sell the MV La Jolla, a 1997-built Panamax drybulk carrier, for a sale price of $66 million and we have agreed to settle the dispute with the buyers in connection with the buyers' failure to take delivery under the relevant memorandum of agreement. Under the settlement agreement, we have agreed to retain the vessel in exchange for aggregate compensation in the amount of $9 million in respect of the cancellation. This gain was recognized in the first quarter of 2009.

Reduction of Sale Price for the MV Paragon

We previously entered into an agreement to sell the MV Paragon, a 1995-built 71,259 dwt Panamax drybulk carrier, for a sale price of approximately $61 million and we reached an agreement with the buyers to reduce the purchase price to $30.8 million. We recognized a gain of $2.4 million in the first quarter of 2009 with respect to this sale. On March 3, 2009, we delivered the vessel to the buyers.

Cancellation of Acquisition of MV Petalidi (ex MV Maple Valley)

In January 2009, we entered into an agreement to cancel the previously announced acquisition of the 2005-built Panamax drybulk carrier MV Petalidi (ex MV Maple Valley) for a purchase price of $61.0 million from an unrelated third party. In view of market conditions and following negotiations, we and the seller mutually agreed to cancel the memorandum of agreement to acquire the MV Petalidi in consideration of a payment of $8.0 million to the seller and the seller's retention of the $6.1 million deposit that was previously paid. This cancellation reduced our 2009 capital expenditures by $46.9 million. Proceedings that had been pending in London and New York were both discontinued as a result of this agreement.

Adjustment in Contract Price for Two Panamax Newbuildings

We previously agreed to acquire two Panamax newbuildings, identified as Hulls 1518A and 1519A, and subsequently named the MV Rapallo and the MV Oliva, respectively, for a purchase price in the amount of $33.3 million each. We took delivery of the MV Rapallo in the second quarter of 2009.  The MV Oliva is scheduled for delivery from Hudong Shipbuilding in the third quarter of 2010. An affiliated client of our manager, Cardiff, with which we are affiliated, has agreed to purchase Hull 1569A, a sister vessel to the MV Rapallo and the MV Oliva. We have agreed to increase the purchase price for the MV Rapallo and the MV Oliva by $4.5 million each in consideration of (i) a corresponding $9.0 million decrease in the purchase price of Hull 1569A and (ii) an undertaking that on delivery of the MV Rapallo and the MV Oliva, the owner of Hull 1569A will repay us by effecting payment of $9.0 million to Hudong Shipbuilding. We have issued a guarantee to the shipyard for this increase in the purchase price of the MV Rapallo and the MV Oliva. This transaction was approved on January 21, 2009 by the independent members of the board of directors as an accommodation to our manager.

Sale of subsidiary that had contracted for the purchase of newbuilding drybulk carrier (H2089)

On May 27, 2009, the Company sold the owning company that had contracted for the purchase of newbuilding drybulk carrier H2089 to an unrelated party for $100,000.  Pursuant to the sale, the buyer has assumed the liability for the remaining payments due in respect of H2089 and has received the benefit of our previous down payment in the amount of $22.8 million already made in respect of the vessel. In connection with this transfer of interest, the sellers released the Company and the relevant subsidiary from the purchase agreement for the vessel. The total consideration of $44.7 million included in "Contract termination fees and forfeiture of vessel deposits" in the accompanying unaudited interim condensed consolidated income statement comprised of $24.7 million in forfeited deposits, including capitalized expenses and $20.0 million as a cancellation fee.

Significant Accounting policies:

A discussion of our significant accounting policies is included in Note 2 to our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2009 included in this report.

Changes in Accounting Policies

There have been no material changes to our accounting policies in the six-month period ended June 30, 2009, other than the adoption of recent accounting pronouncements disclosed in the footnotes to our accompanying unaudited interim condensed consolidated financial statements.

Subsequent events

Acquisition of remaining 25% of Primelead Shareholders

On July 9, 2009, the Company entered into an agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Primelead Shareholders. The consideration paid for the 25% interest in Primelead Shareholders consisted of a one-time $50 million cash payment upon the closing of the transaction, and the issuance of the Company's Series A Convertible Preferred Stock (the "Preferred Stock") with an aggregate face value of $280 million. Shares of Preferred Stock will mandatorily convert into shares of our common stock on specified conversion dates at a price per share equal to 127.5% of the original purchase price per share of the Preferred Stock, unless optionally converted before their mandatory conversion dates.  In the case of optional conversion, shares of Preferred Stock will convert into shares of common stock at a conversion rate of 1.0:0.7. Upon the closing of this transaction, Primelead Shareholders became a wholly-owned subsidiary of the Company.

Settlement of Ocean Rig Claim

On July 9, 2009, Ocean Rig reached an agreement for the settlement of the claim from an investment bank raised upon the Company's acquisition of Ocean Rig.

Expansion of the Board of Directors and Appointment of New Directors

On July 29, 2009, the Company's Board of Directors, or the Board, voted to expand the Board from five to seven members.  In connection with this expansion, Mr. Harry Kerames and Mr. Dimitris Karamitsanis were recommended by the Nominating Committee and appointed to the Board.

DRYSHIPS INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Balance Sheets
December 31, 2008 and June 30, 2009
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31, 2008	June 30, 2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$303,114	$475,904
Restricted cash (Note 10)	320,560	334,783
Trade accounts receivable, net of allowance for doubtful receivables of $957 for December 31, 2008 and June 30, 2009	52,441	28,777
Insurance claims	1,179	2,485
Due from related parties (Note 5)	17,696	30,672
Inventories	3,488	3,299
Financial instruments (Note 11)	779	1,394
Other current assets	21,170	15,005
Total current assets	720,427	892,319

FIXED ASSETS, NET:
Advances for vessels and rigs under construction and acquisitions (Note 6)	535,616	1,100,502
Vessels, net (Note 7)	2,134,650	2,084,220
Drilling rigs, machinery and equipment, net (Note 8)	1,393,158	1,360,127
Total fixed assets, net	4,063,424	4,544,849

OTHER NON-CURRENT ASSETS:
Intangible assets, net (Note 9)	14,143	13,392
Above-market acquired time charter (Note 9)	12,960	10,452
Other non-current assets (Note 11)	31,726	41,074
Total non-current assets	58,829	64,918
Total assets	$4,842,680	$5,502,086

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 10)	$2,370,556	$1,839,846
Accounts payable	17,122	12,695
Accrued liabilities	63,073	46,302
Deferred revenue	23,009	15,042
Financial instruments (Note 11)	44,795	57,539
Other current liabilities	6,493	3,659
Total current liabilities	2,525,048	1,975,083

NON-CURRENT LIABILITIES
Below- market acquired time charter	28,006	15,929
Long-term debt, net of current portion (Note 10)	788,314	728,069
Financial instruments (Note 11)	208,961	102,852
Deferred revenue	-	216
Other non-current liabilities	779	790
Total non-current liabilities	1,026,060	847,856
COMMITMENTS AND CONTINGENCIES (Note 15)

EQUITY:
Dryships Inc. stockholders' equity Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2008 and June 30, 2009, none issued or outstanding	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2008 and June 30, 2009; 70,600,000 and 254,145,000 shares issued and outstanding at December 31, 2008 and June 30, 2009, respectively	706	2,542
Accumulated other comprehensive loss	(44,847)	(18,994)
Additional paid-in capital	1,148,365	2,181,877
Retained earnings	187,348	118,302
Total Dryships Inc. stockholders' equity	1,291,572	2,283,727
Noncontrolling interests	-	395,420
Total equity	1,291,572	2,679,147
Total liabilities and equity	$4,842,680	$5,502,086

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Income
For the six-month periods ended June 30, 2008 and 2009
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Six Months Ended June 30,
	2008	2009

REVENUES:
Voyage revenues	$482,998	$204,468
Voyage revenues – related party (Note 5)	7,986	-
Revenue from drilling contracts	43,795	202,632
	534,779	407,100

EXPENSES:
Voyage expenses	22,086	13,211
Voyage expenses – related party (Note 5)	6,006	2,494
Vessels' operating expenses	37,650	36,078
Drilling rigs operating expenses	13,388	69,326
Depreciation and amortization	57,935	97,153
Gain on sale of vessels (Note 7)	(160,258)	(2,432)
Gain on contract cancellation	-	(15,270)
Contract termination fees and forfeiture of vessel deposits	-	201,336
Contract termination fees – related parties (Note 5)	-	29,466
Management fees – related party (Note 5)	5,890	8,366
General and administrative expenses	5,075	13,495
General and administrative expenses – related parties (Note 5)	14,382	21,559
Operating income/(loss)	532,625	(67,682)

OTHER INCOME /(EXPENSES):
Interest and finance costs	(44,216)	(53,505)
Interest income	5,672	4,851
Gain on interest rate swaps (Note 11)	6,079	60,294
Other, net	499	(535)
Total other (expenses)/income, net	(31,966)	11,105

INCOME/(LOSS) BEFORE INCOME TAXES AND EQUITY IN LOSS OF INVESTEE	500,659	(56,577)

Income taxes (Note 17)	(867)	(6,354)
Equity in loss of investee (Note 9)	(6,893)	-

NET INCOME/(LOSS)	492,899	(62,931)
Less: Net income attributable to noncontrolling interests	(16,813)	(6,115)

NET INCOME/(LOSS) ATTRIBUTABLE TO DRYSHIPS INC.	$476,086	$(69,046)
Earnings/(Loss) per common share attributable to Dryships Inc. common stockholders, basic and diluted (Note 14)	$11.67	$(0.42)

Weighted average number of common shares, basic (Note 14)	40,173,941	163,011,168
Weighted average number of common shares, diluted (Note 14)	40,177,016	163,011,168

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statement of Stockholders' Equity
For the six-month period ended June 30, 2009
(Expressed in thousands of U.S. Dollars –except for share and per share data)

Common Stock
	Comprehensive Income	# of shares	Par value	Additional Paid-in Capital	Accumulated Other Comprehensive loss	Retained Earnings	Total equity	Redeemable Non controlling interests (Temporary equity)	Net income
BALANCE, December 31, 2007		36,681,097	$367	454,538	-	566,824	1,021,729	-
-Net income	476,086		-	-	-	476,086	476,086	16,813	492,899
-Issuance of common stock	-	5,868,903	58	454,175	-	-	454,233	-
-Issuance of restricted shares	-	1,000,000	10	(10)	-	-	-	-
-Acquisition of subsidiary shares to non controlling interest	-	-	-	-	-	-	-	4,644
-Amortization of stock based compensation	-	-	-	12,118	-	-	12,118	-
-Dividends declared and paid ($ 0.40 per share)	-	-	-	-	-	(15,824)	(15,824)	-
Comprehensive income	476,086
BALANCE, June 30, 2008		43,550,000	435	920,821	-	1,027,086	1,948,342	21,457

		Common Stock
	Comprehensive Loss	# of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Dryships Inc. Stockholders' Equity	Noncontrolling Interests	Total equity

BALANCE, December 31, 2008		70,600,000	$706	1,148,365	(44,847)	187,348	1,291,572	-	1,291,572
-Net (loss)/income	(62,931)		-	-	-	(69,046)	(69,046)	6,115	(62,931)
-Issuance of common stock and warrants	-	183,545,000	1,836	1,028,091	-	-	1,029,927	-	1,029,927
-Issuance of subsidiary shares to noncontrolling interest	-	-	-	(37,511)	9,738	-	(27,773)	385,898	358,125
-Shareholder's contribution of forfeiture fees for vessels acquisitions	-	-	-	24,074	-	-	24,074	-	24,074
-Unrealized gain on cash flows hedges	18,607	-	-	-	15,356	-	15,356	3,251	18,607
-Amortization of stock based compensation	-	-	-	18,858	-	-	18,858	-	18,858
-Decrease in minimum pension liability	915	-	-	-	759	-	759	156	915
Comprehensive loss	(43,409)
BALANCE, June 30, 2009		254,145,000	2,542	2,181,877	(18,994)	118,302	2,283,727	395,420	2,679,147

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2008 and 2009
(Expressed in thousands of U.S. Dollars)

	Six Months Ended June 30,
	2008	2009

Cash Flows from Operating Activities:

Net income / (loss)	$492,899	(62,931)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	57,935	97,153
Commitment fees of undrawn line of credit	-	2,870
Amortization and write-off of financing costs	9,760	9,617
Amortization of fair value of acquired time charter agreements	(14,557)	(9,569)
Interest income on restricted cash	-	(4,631)
Gain on sale of vessels	(160,258)	(2,432)
Equity in loss investee	6,893	-
Forfeiture of advances for vessel acquisition	-	69,387
Contract termination fees	-	103,321
Gain on contract cancellation	-	(15,270)
Change in fair value of derivatives	(6,005)	(75,378)
Amortization of stock-based compensation	12,118	18,858
Amortization of free lubricants benefit	(182)	(24)
Changes in operating assets and liabilities:
Trade accounts receivable	(33,130)	23,664
Insurance claims	(715)	(1,758)
Due from related parties	(2,126)	(18,583)
Inventories	501	190
Other current assets	13,234	6,099
Accounts payable	7,070	(4,428)
Other current liabilities	(7,865)	(2,837)
Accrued liabilities	(5,709)	(21,174)
Other non-current liabilities	-	826
Payment of margin call for derivatives	-	(9,100)
Other non-current assets	-	112
Deferred revenue	(89)	(7,751)
Net Cash provided by Operating Activities	369,774	96,231

Cash Flows from Investing Activities:
Insurance proceeds	114	452
Business acquisitions, net of cash acquired	(933,925)	-
Acquisition of drillships	-	248
Advances for vessel and rig acquisitions	(241,539)	(15,636)
Vessels acquisitions and improvements	(495,646)	(24,241)
Drilling rigs, equipment and other improvements	(1,911)	(5,423)
Proceeds from sale of vessels	275,786	45,433
Proceeds from sale of subsidiary	-	100
Increase in restricted cash	(80,814)	(9,592)
Net Cash used in Investing Activities	(1,477,935)	(8,659)

Cash Flows from Financing Activities:
Payments of long-term debt	(382,240)	(864,481)
Proceeds from long-term credit facility	1,275,550	855
Payment of short-term credit facility	(30,076)	(150,000)
Proceeds from short-term credit facility	-	150,000
Net proceeds from common stock issuance	454,233	950,680
Dividends paid	(15,824)	-
Payment of financing costs	(10,671)	(1,836)
Net Cash provided by Financing Activities	1,290,972	85,218

Net increase in cash and cash equivalents	182,811	172,790
Cash and cash equivalents at beginning of period	111,068	303,114

Cash and cash equivalents at end of period	$293,879	475,904

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June  30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information:

The accompanying interim condensed consolidated financial statements include the accounts of DryShips Inc. and its subsidiaries (collectively, the "Company" or "DryShips"). DryShips was formed on September 9, 2004 under the laws of the Republic of the Marshall Islands.  The Company is engaged in the ocean transportation services of drybulk cargoes worldwide through the ownership and operation of drybulk carrier vessels and deepwater drilling rig services through the ownership of ultra deepwater drilling rigs.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F/A for the fiscal year ended December 31, 2008, filed with the U.S. Securities and Exchange Commission (the "SEC") on April 3, 2009.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2009 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2009. We have evaluated all subsequent events through July 31, 2009, the date the financial statements were issued.

The Company's consolidated subsidiaries and contracted future acquisitions as of June 30, 2009, are listed below:

	Ship-owning Companies with vessels in operations at June 30, 2009	Country of Incorporation	Vessel
1.	Malvina Shipping Company Limited ("Malvina")	Malta	Coronado
2.	Arleta Navigation Company Limited ("Arleta")	Malta	Xanadu
3.	Selma Shipping Company Limited ("Selma")	Malta	La Jolla
4.	Samsara Shipping Company Limited ("Samsara")	Malta	Ocean Crystal
5.	Farat Shipping Company Limited ("Farat")	Malta	Toro
6.	Iguana Shipping Company Limited ("Iguana")	Malta	Iguana
7.	Borsari Shipping Company Limited ("Borsari")	Malta	Catalina
8.	Onil Shipping Company Limited ("Onil")	Malta	Padre
9.	Fabiana Navigation Company Limited ("Fabiana Navigation")	Malta	Alameda
10.	Karmen Shipping Company Limited ("Karmen")	Malta	Sonoma
11.	Thelma Shipping Company Limited ("Thelma")	Malta	Manasota
12.	Celine Shipping Company Limited ("Celine")	Malta	Mendocino
13.	Lotis Traders Inc. ("Lotis")	Marshall Islands	Delray
14.	Tempo Marine Co. ("Tempo")	Marshall Islands	Maganari
15.	Star Record Owning Company Limited ("Star")	Marshall Islands	Ligari
16.	Argo Owning Company Limited ("Argo")	Marshall Islands	Redondo
17.	Rea Owning Company Limited ("Rea")	Marshall Islands	Ecola
18.	Gaia Owning Company Limited ("Gaia")	Marshall Islands	Samsara
19.	Kronos Owning Company Limited ("Kronos")	Marshall Islands	Primera
20.	Trojan Maritime Co. ("Trojan")	Marshall Islands	Brisbane
21.	Dione Owning Company Limited ("Dione")	Marshall Islands	Marbella
22.	Phoebe Owning Company Limited ("Phoebe")	Marshall Islands	Majorca
23.	Uranus Owning Company Limited ("Uranus")	Marshall Islands	Levanto ex Heinrich Oldendorff
24.	Selene Owning Company Limited ("Selene")	Marshall Islands	Bargara
25.	Tethys Owning Company Limited ("Tethys")	Marshall Islands	Capitola
26.	Ioli Owning Company Limited ("Ioli")	Marshall Islands	Paros I ex Clipper Gemini
27.	Iason Owning Company Limited ("Iason")	Marshall Islands	Oregon
28.	Orpheus Owning Company Limited ("Orpheus")	Marshall Islands	Avoca
29.	Team-Up Owning Company Limited ("Team-Up")	Marshall Islands	Saldanha
30.	Iokasti Owning Company Limited ("Iokasti")	Marshall Islands	Pachino ex VOC Galaxy
31.	Boone Star Owners Inc. ("Boone")	Marshall Islands	Samatan
32.	Norwalk Star Owners Inc. ("Norwalk")	Marshall Islands	Capri
33.	Ionian Traders Inc. ("Ionian")	Marshall Islands	Positano
34.	NT LLC Investors Ltd. ("NT")	Marshall Islands	Conquistador
35.	Dalian Star Owners Inc. ("Dalian")	Marshall Islands	Mystic
36.	Aegean Traders Inc. ("Aegean")	Marshall Islands	Sorrento
37.	Cretan Traders Inc. ("Cretan")	Marshall Islands	Flecha
38.	Roscoe Marine Ltd. ("Roscoe")	Marshall Islands	Rapallo ex Hull 1518A

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information-(continued):

	Ship-owning Companies with vessels under construction	Country of Incorporation	Vessel
39.	Monteagle Shipping S.A. ("Monteagle")	Marshall Islands	Hull 1519A
40.	Iktinos Owning Company Limited ("Iktinos")	Marshall Islands	Hull SS058
41.	Kallikrates Owning Company Limited ("Kallikrates")	Marshall Islands	Hull SS059
42.	Drillship Hydra Owners Inc. ("Hydra")	Marshall Islands	Drillship Hull 1837
43.	Drillship Paros Owners Inc. ("Paros")	Marshall Islands	Drillship Hull 1838
44.	Drillship Kithira Owners Inc. ("Kithira")	Marshall Islands	Drillship Hull 1865
45.	Drillship Skopelos Owners Inc. ("Skopelos")	Marshall Islands	Drillship Hull 1866
46.	Faedon Owning Company Limited ("Faedon")	Marshall Islands	Hull 2089 (Liquidated – May 2009)
47.	Lansat Shipping Company Limited ("Lansat")	Malta	Paragon (sold – March 2009)
48.	Mensa Enterprises Inc. ("Mensa")	Marshall Islands	Hull 0002 (cancelled January 09-Note 6)
49.	Mandarin Shipholding Co. ("Mandarin")	Marshall Islands	Hull 0003 (cancelled January 09-Note 6)
50.	Belulu Limited ("Belulu")	Marshall Islands	Hull 1128 (cancelled January 09-Note 6)
51.	Tolan Shipping Company Limited ("Tonga")	Malta	Tonga (sold-November 2008)
52.	Thassos Traders Inc. ("Thassos")	Marshall Islands	Sidari (cancelled December 2008)
53.	Milos Traders Inc. ("Milos")	Marshall Islands	Petani (cancelled December 2008)
54.	Sifnos Traders Inc. ("Sifnos")	Marshall Islands	Hull 1568A (cancelled December 2008)
55.	Tinos Traders Inc. ("Tinos")	Marshall Islands	Hull 1569A (cancelled December 2008)
56.	Felicia Navigation Company Limited ) ("Felicia")	Malta	Solana (sold - August 2008)
57.	Zatac Shipping Company Limited ("Zatac")	Malta	Waikiki (sold – July 2008)
58.	Atlas Owning Company Limited ("Atlas")	Marshall Islands	Menorca (sold-June 2008)
59.	Maternal Owning Company Limited ("Maternal")	Marshall Islands	Lanzarote (sold-June 2008)
60.	Royerton Shipping Company Limited ("Royerton")	Malta	Netadola (sold- April 2008)
61.	Lancat Shipping Company Limited ("Lancat")	Malta	Matira (sold – February 2008)
62.	Paternal Owning Company Limited ("Paternal")	Marshall Islands	Formentera (sold – December 2007)
63.	Fago Shipping Company Limited ("Fago")	Malta	Lanikai (sold –July 2007)
64.	Hydrogen Shipping Company Limited ("Hydrogen")	Malta	Mostoles (sold - July 2007)
65.	Madras Shipping Company Limited ("Madras")	Malta	Alona (sold – June 2007)
66.	Seaventure Shipping Limited ("Seaventure")	Marshall Islands	Hille Oldendorff (sold – June 2007)
67.	Classical Owning Company Limited ("Classical")	Marshall Islands	Delray (sold – May 2007)
68.	Oxygen Shipping Company Limited ("Oxygen")	Malta	Shibumi (sold – April 2007)
69.	Human Owning Company Limited ("Human")	Marshall Islands	Estepona (sold – April 2007)
70.	Helium Shipping Company Limited ("Helium")	Malta	Striggla (sold – January 2007)
71.	Blueberry Shipping Company Limited ("Blueberry")	Malta	Panormos (sold – January 2007)
72.	Platan Shipping Company Limited ("Platan")	Malta	Daytona (sold – January 2007)
73.	Silicon Shipping Company Limited ("Silicon")	Malta	Flecha (sold – December 2006)
74.	Annapolis Shipping Company ("Annapolis")	Malta	Lanikai (ex Lacerta)

Ocean Rig Subsidiaries
75.	Ocean Rig ASA	Norway
76.	Ocean Rig Norway AS	Norway
77.	Ocean Rig AS	Norway
78.	Ocean Rig UK Ltd	UK
79.	Ocean Rig Ltd	UK
80.	Ocean Rig Ghana Ltd	Ghana
81.	Ocean Rig USA AS	Norway
82.	Ocean Rig USA LLC	USA
83.	Ocean Rig 1 AS	Norway
84.	Ocean Rig 2 AS	Norway
85.	Ocean Rig Canada Inc.	Canada
86.	Ocean Rig North Sea AS	Norway

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2009 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information-(continued):

Ocean Rig Subsidiaries
87.	Ocean Rig 1 Inc.	Marshall Islands	Leiv Eiriksson
88.	Ocean Rig 2 Inc.	Marshall Islands	Eirik Raude

		Country of Incorporation	Vessel
Dormant companies
89.	Callicles Challenge Inc. ("Callicles")	Marshall Islands	Hull 1154 (cancelled April 2009)
90.	Antiphon Challenge Inc. ("Antiphon")	Marshall Islands	Hull 1155 (cancelled April 2009)
91.	Cratylus Challenge Inc. ("Cratylus")	Marshall Islands	Hull 1129 (cancelled April 2009)
92.	Protagoras Challenge Inc. ("Protagoras")	Marshall Islands	Hull 1119 (cancelled April 2009)
93.	Lycophron Challenge Inc. ("Lycophron")	Marshall Islands	Hull 1106 (cancelled April 2009)
94.	Thrasymachus Challenge Inc. ("Thrasymachus")	Panama	Morgiana (cancelled April 2009)
95.	Hippias Challenge Inc. ("Hippias")	Liberia	Fernandina (cancelled April 2009)
96.	Prodigus Challenge Inc. ("Prodigus")	Marshall Islands	Pompano (cancelled April 2009)
97.	Gorgias Challenge Inc. ("Gorgias")	Marshall Islands	Ventura (cancelled April 2009)
98.	Kerkyra Traders Inc. ("Kerkyra")	Marshall Islands	Petalidi (cancelled January 2009)

	Other companies	Country of Incorporation	Activity
99.	Wealth Management Inc. ("Wealth")	Marshall Islands	Cash Manager
100.	Primelead Limited ("Primelead")	Cyprus	Investment Company
101.	Primelead Holding Inc.	Marshall Islands	Investment Company
102.	Primelead Shareholders Inc.	Marshall Islands	Investment Company
103.	Drillships Investement Inc.	Marshall Islands	Investment Company
104.	Drillships Holdings Inc.	Marshall Islands	Investment Company
105.	Drill Rigs Holdings Inc.	Marshall Islands	Investment Company
106.	Pounta Traders Inc.	Marshall Islands	Investment Company

Acquisition of Ocean Rig ASA and its wholly owned subsidiaries (collectively, "Ocean Rig")

As of March 31, 2008, the Company held 51,778,647 shares in Ocean Rig ASA ("Ocean Rig") which represented 30.4% of the issued shares of Ocean Rig and was accounted for under the equity method. Following the acquisition of additional shares of Ocean Rig during the second quarter of 2008 and the mandatory tender offer for all the remaining outstanding shares in Ocean Rig discussed in Note 9 below, the Company gained control over Ocean Rig as of May 14, 2008.  Therefore, Ocean Rig is a fully consolidated subsidiary at December 31, 2008 and June 30, 2009.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies:

A discussion of the Company's significant accounting policies can be found in the Company's Annual Report on Form 20-F/A for the fiscal year ended December 31, 2008 ("the Company's 20-F/A"). There have been no material changes to these policies in the six-month period ended June 30, 2009, other than noted below.

Recent accounting pronouncements:

(i) In December 2007, the Financial Accounting Statements Board ("FASB") issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51" ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 was effective for fiscal years beginning after December 15, 2008, and was adopted by the Company in the first quarter of 2009. The adoption of SFAS No. 160 did not have a material impact on the Company's consolidated financial statements.

(ii) In March 2008, the FASB issued Statement SFAS No 161, "Disclosure about Derivative Instruments and Hedging Activities," ("SFAS No. 161"), which amends and expands the disclosure requirements of FASB Statement No. 133 with the intent to provide users of financial statements with enhanced understanding of derivative instruments and hedging activities. SFAS No.161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This statement was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. This statement does not require comparative disclosures for earlier periods at initial adoption. The Company adopted SFAS No. 161 in the first quarter of 2009 (Note 12).

(iii) In June 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instrument Granted in Share-Based Payment Transactions Are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 clarifies that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities, and the two-class method of computing basic and diluted earnings per share must be applied. The Company determined that restricted share units granted under its equity incentive plan are participating securities because the restricted share units participate in dividends. FSP EITF 03-6-1 was effective for fiscal years beginning after December 15, 2008. The Company adopted FSP EITF 03-6-1 in 2009, which was retrospectively applied to 2008 (Note 14).

(iv) In May, 2009, the FASB issued SFAS No. 165 "Subsequent Events"("SFAS No. 165"), which provides guidance on management's assessment of subsequent events. SFAS 165:

-Clarifies that management must evaluate, as of each reporting period (i.e. interim and annual), events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued."

-Does not change the recognition and disclosure requirements in AICPA Professional Standards, AU Section 560, "Subsequent Events" ("AU Section 560") for Type I and Type II subsequent events; however, Statement 165 refers to them as recognized (Type I) and nonrecognized subsequent events (Type II).

-Requires management to disclose, in addition to the disclosures in AU Section 560, the date through which subsequent events have been evaluated and whether that is the date on which the financial statements were issued or were available to be issued.

-Indicates that management should consider supplementing historical financial statements with the pro forma impact of nonrecognized subsequent events if the event is so significant that disclosure of the event could be best made through the use of pro forma financial data.

SFAS 165 is effective prospectively for interim or annual financial periods ending after June 15, 2009. Adoption of SFAS No. 165 in the second quarter of 2009 did not have significant impact on the Company's financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies - continued:

Recent accounting pronouncements - continued:

(v) In June, 2009 the FASB issued Statement No. 168, FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (SFAS No. 168), which became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Once effective, the Codification's content will carry the same level of authority, effectively superseding Statement 162. In other words, the GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and nonauthoritative." Statement 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company will adopt SFAS No. 168 in the third quarter of 2009 and does not expect this standard will have an impact on the Company's financial statements.

3.       Going concern:

As of December 31, 2008 and June 30, 2009, the Company was in breach of the ratio of vessel fair value to outstanding loan balance covenants, minimum net worth requirements, and other covenants contained in the Company's loan agreements relating to $1.8 billion and $1.5 billion, respectively, of the Company's debt. These constitute potential events of default and could result in the lenders requiring immediate repayment of the loans. As a result of these covenant breaches and cross-default provisions, the Company has classified all of Dryships' debt as current as discussed in Note 10 to the consolidated financial statements.

A cross-default provision means that if the Company is in default with regards to a specific loan then it is automatically in default of all its loans with cross-default provisions. For this reason, the Company is not able to breakdown its debt obligations into current and long term unless it is able to receive waivers for all covenant breaches. At June 30, 2009 $418,486 of long term debt for which waivers, where necessary, have been obtained is still included as current due to cross-default provisions. The Company is currently in negotiations with its lenders to obtain waivers and restructure the remaining debt. Management expects that the lenders will not demand payment of the loans before their maturity, provided that the Company pays loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. Management plans to settle the loan interest and scheduled loan repayments with cash generated from operations as well as funding from equity offerings, as or if required. The Company filed a prospectus supplement pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended (the "Securities Act"), on January 28, 2009 relating to the offer and sale of up to $500,000 of the Company's common stock. In May 2009, the Company filed another prospectus supplement pursuant to Rule 424(b)(2) under the Securities Act relating to the offer and sale of up to an additional $475,000 of its common shares.

As of June 30, 2009, the Company had raised net proceeds, after commissions, of $952,369 from the above offerings. Management does not expect that cash generated from the operations of the vessels and the drillships owned by the Company, together with the net proceeds of the equity offerings, will be sufficient to repay the total balance of loans in default if such debt is accelerated by the lenders.

The unaudited interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the current classification of debt discussed in Note 10.

4.       Change in classification of gain/loss on interest rate swaps and gain on sale of bunkers:

During the fourth quarter of 2008, the Company elected to separately present "Gain on interest rate swaps" in its statements of income. These amounts were previously classified within "Other, net". This change is applied retrospectively.

Also, during the fourth quarter of 2008, the Company elected to reclassify "Gain on sale of bunkers," which was separately presented in its statement of income, into "Voyage expenses," as these amounts represent the settlement of bunker reimbursements on completed voyages. The change in classification is applied retrospectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.       Transactions with Related Parties:

Cardiff Marine Inc. ("the Manager" or "Cardiff") The operations of the Company's drybulk carrier vessels are managed by Cardiff Marine Inc. (the "Manager"), a related-party entity incorporated in Liberia. The Manager also acts as the Company's charter, sales, and purchase broker. The majority shareholding (70%) of the Manager is owned by Entrepreneurial Spirit Foundation (the "Foundation"), a family foundation of Vaduz, Liechtenstein. The Company's Chief Executive Officer, Mr. George Economou, and members of his immediate family control and are beneficiaries of the Foundation. The other 30% shareholding of the Manager is held by Prestige Finance S.A., a Liberian corporation, which is wholly owned by the sister of the Company's Chief Executive Officer, who is also a director of the Company.

The management fee the Company pays to the Manager is Euro 575 per day, per vessel. In addition, the management agreements provide for payment by the Company to Cardiff of: (i) a fee of Euro 100 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 400 for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent; (iii) chartering commission of 1.25% on all freight, hire and demurrage revenues; (iv) a commission of 1.00% on all gross sale proceeds or purchase price paid for vessels; (v) a quarterly fee of $250 for services in relation to the financial reporting requirements of the Company under Securities and Exchange Commission rules and the establishment and monitoring of internal controls over financial reporting; and (vi) a commission of 0.2% on derivative agreements and loan financing or refinancing. The Manager also acts as the Company's chartering broker and sales and purchase broker.

Cardiff also provides other management services for each of the Company's drybulk carrier vessels. Cardiff provides commercial operations and freight collection services in exchange for a fee of Euro 85 per day, per vessel. Cardiff provides insurance services and obtains insurance policies for the vessels for a fee of 5.00% on the total insurance premiums, per vessel. Furthermore, if required, Cardiff will also handle and settle all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 150 per person, per day of eight hours.

Additionally, Cardiff provides the Company with financial accounts services in exchange for a fee of Euro 115 per day, per vessel. The Company also pays Cardiff a quarterly fee of Euro 250,000 for services rendered by Cardiff in connection with our financial accounting services. Pursuant to the terms of the management agreements, all fees payable to Cardiff will be adjusted upwards or downwards based upon the Greek consumer price index referring to the previous 12 calendar months. During the six-month periods ended June 30, 2008 and 2009, the Company incurred costs of $1,241 and $971, respectively, to reimburse Cardiff for additional services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Management fees for the period ended June 30, 2009, were based on a daily fixed fee of Euro 575 per vessel which was based on the Dollar/Euro exchange rate of $1.41 per Euro. At the beginning of each calendar quarter, the daily fixed per vessel fee was adjusted upwards or downwards according to the Dollar/Euro exchange rate as quoted by EFG Eurobank Ergasias S.A. two business days before the end of the immediately preceding calendar quarter.

Transactions with the Manager in Euros are settled on the basis of the average EURO/USD. In addition, during the six-month periods ended June 30, 2008 and 2009, amounts of $8,086 and $589, respectively were charged by the Manager relating to the acquisition and sale of vessels. Of these amounts, $5,262 and $281 relating to the acquisition of vessels were charged by the Manager for the six-month periods ended June 30, 2008 and 2009, respectively which are capitalized as a vessel acquisition cost and included in "Vessels, net" in the accompanying unaudited interim condensed consolidated balance sheets. Of the amounts paid to the Manager, $2,824 and $308 relating to vessel sales are included in "Gain on sale of vessels" in the accompanying unaudited interim condensed consolidated statements of income for the six-month periods June 30, 2008 and 2009, respectively.

The amounts due from the Manager at December 31, 2008 and June 30, 2009, totaled $17,696 and $30,672, respectively, representing payments in advance by the Company to the Manager.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.        Transactions with Related Parties-(continued):

Consultancy Agreements: Under two consultancy agreements concluded on February 3, 2005, between the Company and Fabiana Services S.A. ("Fabiana"), a related party entity incorporated in the Marshall Islands, Fabiana provides the services of the individual who serves in the positions of Chief Executive and Interim Chief Financial Officer of the Company.

The Chairman and Chief Executive Officer, Mr. George Economou, also serves as the Interim Chief Financial Officer. Following the expiration of the above agreements in March 2008, the Company's Board of Directors approved a new agreement with Fabiana, for the continuing provision of all services until December 31, 2012, under which the annual remuneration is $2,000. On January 21, 2009, the Compensation Committee approved the payment of remuneration of Euro 2,000,000 instead of $2,000.

The fees charged by Fabiana for the six-month periods ended June 30, 2008 and 2009 amounted to $1,016 and $1,336, respectively, and are included in "General and administrative expenses-related parties" in the accompanying unaudited interim condensed consolidated statements of income.

In addition, on March 5, 2008, 1,000,000 shares of non-vested common stock out of the 1,834,055 shares reserved in the Company's 2008 Equity Incentive Plan (Note 12) were granted to Fabiana for the Chief Executive Officer/Interim Chief Financial Officer. The shares vest quarterly in eight equal installments with the first, second, third, fourth and fifth installments of 125,000 common shares each vesting on May 28, 2008, August 28, 2008, November 28, 2008, February 28, 2009, and May 28, 2009, respectively. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date ($75.09 per share). This grant's stock-based compensation expense for the six-month period ended June 30, 2008 and 2009 amounted to $12,118 and $18,747, respectively, and are included in "General and administrative expenses-related parties" in the accompanying unaudited interim condensed consolidated statements of income.

Further, on January 21, 2009, the Compensation Committee approved a Euro 5,000,000 ($6.985 million) bonus payable to Mr. George Economou for services rendered during 2008.

At June 30, 2008 and 2009, there were no balances payable to Fabiana. Fabiana is beneficially owned by the Company's Chief Executive Officer and Interim Chief Financial Officer.

Lease Agreement: Under the rental agreement in effect between the Company and its Chief Executive Officer, the Company leases office space in Athens, Greece. The related rent expense for the six-month periods ended June 30, 2008 and 2009 totaled $7 and $6, respectively, and is included in "General and administrative expenses-related parties" in the accompanying unaudited interim condensed consolidated statements of income.

Chartering agreement: During 2008, Thelma and Argo (Note 1) concluded charter party agreements with Classic Maritime Inc., a related party entity incorporated in the Marshall Islands and controlled by the Company's Chief Executive Officer and Interim Chief Financial Officer. As of September 3, 2008, Classic Maritime Inc. was no longer a related party, since it was sold to an unrelated third party. Under the agreements, the Company charters the vessels Manasota and Redondo for a daily rate ranging from $35 to $67 and for periods of one month to five years. In accordance with the agreements, as of June 30, 2008, related revenue amounted to $7,986 and is separately reflected under "Voyage revenues-related party" in the interim condensed consolidated statements of income.

Cancellation of the acquisition of nine Capesize vessels: In October 2008, the Company agreed to purchase the ship-owning companies of nine Capesize drybulk carriers for an aggregate purchase price of $1.17 billion from clients of Cardiff, including affiliates of George Economou, the Company's Chairman and Chief Executive Officer, and third parties, consisting of 19,400,000 of the Company's common shares and the assumption of an aggregate of $478,300 in debt and future commitments. In light of the considerable decrease in the asset values of the nine Capesize vessels, the Company reached an agreement with the sellers to cancel this transaction. The cancellation of the acquisition was approved by the independent members of the Company's Board of Directors on January 21, 2009, and the agreements were signed on March 6, 2009. The consideration to cancel the transaction consisted of 6.5 million shares issued to entities that are unaffiliated with the Company nominated by the third-party sellers, which are subject to a six-month lock-up period and 3.5 million "out-of-the-money" warrants issued to entities controlled by George Economou. As George Economou received less consideration to cancel these contract than the third parties he was deemed to have made an owners' contribution to the Company.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.        Transactions with Related Parties-(continued):

The shares and warrants were issued on April 9, 2009. Each warrant entitles the holder to purchase one share of the Company's common stock. These warrants have a cost of $0.01 and strike prices, depending on the relevant tranches, of between $20 and $30 per share. The warrants vest over an 18-month period and expire after five years.

The cancellation fee of $53,321 was recorded as of June 30, 2009, and of this amount, $23,855 is included in "Contract termination fee and forfeiture of vessel deposits" and $29,466 is included in "Contract termination fees – related parties" in the accompanying unaudited interim condensed consolidated income statement for the relevant period. The cancellation fee of $53,321 includes $23,855 related to the common shares issued to third parties, $5,392 related to the warrants issued to George Economou, and $24,074 related to the deemed contribution by George Economou.

Acquisition of drillships: On October 3, 2008, the Company's wholly owned subsidiary, Primelead Shareholders Inc. ("Primelead Shareholders"), entered into a share purchase agreement to acquire the equity interests of Drillships Holdings Inc. ("Drillships Holdings"), which owns two newbuilding advanced capability drillships for use in ultra deepwater drilling locations, identified as Hull 1837 and Hull 1838, and is controlled by clients of Cardiff, including entities affiliated with Mr. Economou. The drillships are being constructed by Samsung Heavy Industries and are expected to be delivered from the shipyard in the fourth quarter of 2010 and the first quarter of 2011, respectively. The expected cost of construction is approximately $747,500 per drillship. The drillships are sister vessels to the two drillships, Hulls 1865 and 1866, ordered by the Company in early 2008 from Samsung Heavy Industries and which are expected to be delivered in the third quarter of 2011.

On May 15, 2009, the above transaction closed. As part of this acquisition, Primelead Shareholders, our fully consolidated subsidiary which owns all of the capital stock of Ocean Rig, issued to the sellers of Drillships Holdings 125 common shares of Primelead Shareholders, which as of May 15, 2009 reflected a number of shares equal to 25% of Primelead Shareholders' then issued and outstanding common shares. The percentage of common shares issued to the sellers of Drillships Holdings was determined based on valuations of the fair value of the net assets of Drillships Holdings.

The following table summarizes the aggregate fair values of net assets acquired and liabilities assumed by the Company as of the acquisition date, May 15, 2009:

Fair value of assets and liabilities acquired
Cash equivalents	$248
Advances for rigs under construction (Note 6)	625,445
Short-term borrowings	(31,102)
Other current liabilities	(7,656)
Long-term debt	(228,810)
Total fair value of net assets	$358,125

The carrying amount of the advances for rigs under construction was $447,445 as of the acquisition date. A fair value adjustment of $178,000 was made to the carrying amounts based on the fair value of the assets acquired.  The carrying amounts of the remaining assets and liabilities acquired did not require fair value adjustments. No intangible assets were identified during the acquisition of Drillships Holdings.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.       Advances for Vessels Under Construction and Acquisitions:

The amounts shown in the accompanying unaudited interim condensed consolidated balance sheets include milestone payments relating to the shipbuilding contracts with the shipyards, milestone payments relating to the contracts with the engineering firm, and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the Company's 20-F/A.

As of December 31, 2008 and June 30, 2009, the advances for vessel and drillship acquisitions and newbuildings are set forth below:

			December 31, 2008			June 30, 2009
Vessel name	Expected delivery	Contract amount	Contract payments	Capitalized expenses	Total	Contract payments	Capitalized expenses and fair value adjustments	Total
H1518A	Delivered 2009	$33,593	$9,975	$1,029	$11,004	-	-	-
H1519A	August 2009	33,593	9,975	992	10,967	16,625	1,437	18,062
HSS058	August 2010	54,250	10,850	749	11,599	10,850	929	11,779
HSS059	October 2010	54,250	10,850	749	11,599	10,850	927	11,777
H0002	Cancelled 2009	105,500	10,550	734	11,284	-	-	-
H0003	Cancelled 2009	105,500	10,550	734	11,284	-	-	-
H2089	Sold 2009	114,000	22,800	1,678	24,478	-	-	-
H1128	Cancelled 2009	-	15,300	705	16,005	-	-	-
Petalidi	Cancelled 2009	-	6,100	-	6,100	-	-	-
H1865	July 2011	701,555	205,939	4,703	210,642	205,939	10,439	216,378
H1866	September 2011	701,555	205,939	4,715	210,654	205,939	8,928	214,867
H1837	December 2010	689,795	-	-	-	206,510	107,406	313,916
H1838	March 2011	689,545	-	-	-	206,510	107,213	313,723
		$3,283,136	$518,828	$16,788	$535,616	863,223	237,279	1,100,502

On August 13, 2008, the Company entered into a memorandum of agreement to acquire the vessel Petalidi for total consideration of $61,000 from an unrelated party. The vessel was expected to be delivered during the first quarter of 2009.  In September 2008, the Company paid $6,100 representing an advance payment of 10% in accordance with the related clauses of the memorandum of agreement. On January 29, 2009, the Company and the seller mutually agreed to cancel the memorandum of agreement to acquire the vessel in consideration of a payment of $8,000 to the seller and the seller's retention of the $6,100 deposit that was previously paid.

On January 15, 2009, the Company agreed to transfer its interests in the owning companies of three Capesize newbuildings (Hulls 0002, 0003 and 1128) to an entity that is not affiliated with the Company. In connection with this transfer of interest, the sellers released the Company and its relevant subsidiaries from the purchase agreements for these vessels. The total consideration of $116,400 included in "Contract termination fees and forfeiture of vessel deposits" in the accompanying unaudited interim condensed consolidated income statement consisted of the forfeiture of $36,400 in deposits for the acquisition of the three vessels already made by the Company, $30,000 in cash and two additional tranches of $25,000 each payable in cash or the equivalent amount in the form of common shares. On March 19, 2009, the Company issued a total of 11,990,405 common shares to the nominees of the seller to settle the two additional tranches.

On May 15, 2009, the Company acquired the equity interests of Drillships Holdings, which owns two newbuilding advanced capability drillships for use in ultra deepwater drilling locations, identified as Hull 1837 and Hull 1838 (Note 5).

On May 27, 2009, the Company sold the owning company that had previously contracted for the purchase of newbuilding drybulk carrier H2089 to an unrelated party for $100 and the Company incurred a cancellation fee and vessel deposits, including capitalized expenses of $44,667.  Pursuant to the sale, the buyer assumed the liability for the remaining payments due in respect of H2089 and has received the benefit of our down payment in the amount of $22,800 already made in respect of the vessel. In connection with this transfer of interest, the sellers released the Company and the relevant subsidiary from the purchase agreement for the vessel. The total consideration of $44,667 included in "Contract termination fees and forfeiture of vessel deposits" in the accompanying unaudited interim condensed consolidated income statement comprised of $24,667 in forfeited deposits, including capitalized expenses and $20,000 as a cancellation fee, which was paid to the sellers through the Manager, who acted as agent for the Company.

DRYSHIPS INC.
otes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.	Vessels, net:

The amounts in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2008	$2,350,846	(216,196)	$2,134,650
-Vessel acquisition	35,246	-	35,246
-Vessel disposal	(37,312)	9,584	(27,728)
-Depreciation	-	(57,948)	(57,948)
Balance, June 30, 2009	$2,348,780	(264,560)	$2,084,220

During the six-month period ended June 30, 2009, the vessel Rapallo was delivered to the Company for $35,246. During the six-month period ended June 30, 2009, the vessel Paragon was sold for net proceeds of $30,163, resulting in a gain from the sale of $2,432, which is separately reflected in the accompanying unaudited interim condensed consolidated statement of income.

During the six-month period ended June 30, 2008, vessels Matira, Netadola, Lanzarote, and Menorca were sold for net proceeds of $275,786, realizing a gain from the sale of $160,258 which is separately reflected in the accompanying unaudited interim condensed consolidated statement of income.

All of the Company's vessels have been pledged as collateral to secure the bank loans discussed in Note 10. As of June 30, 2009, one vessel was operating under a drybulk pool while the remaining vessels, except for Paros I and Pachino which are employed under bareboat charters, were operating under time charters, the last of which expires in December 2018.

8.       Drilling rigs, machinery and equipment, net:

The Company's wholly-owned subsidiary, Ocean Rig, is a drilling contractor in the offshore exploration, development and production industry and operates two ultra deep-water drilling rigs, the Leiv Eiriksson and the Eirik Raude. Ocean Rig was fully consolidated beginning in the second quarter of 2008 (Note 9).

The amounts in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

Net book Value
Balance December 31, 2008	$1,393,158
- Drilling rigs improvement, machinery and equipment	5,423
- Depreciation for the period	(38,454)
Balance, June 30, 2009	$1,360,127

9.       Intangible Assets:

On December 20, 2007, Primelead Limited, a wholly owned subsidiary of the Company, acquired 51,778,647 or 30.4% of the issued shares in Ocean Rig. The Company initially accounted for its investment in Ocean Rig using the equity method of accounting. The Company's equity in the income of Ocean Rig is shown in the accompanying unaudited interim condensed consolidated statements of income for the six-month period ended June 30, 2008 as "Equity in loss of investee" and amounted to a loss of $6,893.

Following the acquisition of additional shares of Ocean Rig during the second quarter of 2008 and the mandatory tender offer for all the remaining outstanding shares in Ocean Rig, the Company acquired additional shares of Ocean Rig, resulting in the Company gaining control over Ocean Rig on May 14, 2008.  The results of operations are included in the Company's consolidated financial statements starting with May 15, 2008. On June 30, 2008 the Company held 98.5% of Ocean Rig issued common shares and was obligated to acquire the remaining minority interest at a fixed price of NOK 45 (USD 8.9).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.       Intangible Assets-(continued):

In connection with the acquisition, the Company acquired drilling contracts for the future contract drilling services of Ocean Rig, some of which extend through 2011. These contracts include fixed day rates that are above and below day rates available as of the acquisition date. After determining the aggregate fair values of these drilling contracts as of the acquisition, the Company recorded the respective contract fair values on the unaudited interim condensed consolidated balance sheet as non-current liabilities and non-current assets under "Fair value of below/above market acquired time charters". These are being amortized into revenues using the straight-line method over the respective contract periods (one and three years for the respective contracts). The accumulated amortization as of December 31, 2008 and June 30, 2009, amounted to $17,297 and $22,747, respectively.  The amortisation income and expense for the six month periods ended June 30, 2008 and 2009, amounted to $5,131 and $5,450, respectively.

Additionally, the Company identified finite-lived intangible assets associated with the trade names and software that are being amortized over their useful life which is determined to be 10 years. The amount acquired for trade names and software was $9,145 and $5,888 respectively and are included in "Intangible assets, net" in the accompanying unaudited interim condensed consolidated balance sheets.

				Amortization for the twelve-month period ending June 30
	Amount Acquired	Accumulated amortization as of December 31, 2008	Amortization for the six month period ended June 30, 2009	2010	2011	2012	2013	2014	2015-2018
Trade names	$9,145	541	457	914	914	914	914	914	$3,577
Software	5,888	349	294	589	589	589	589	589	2,300
Total	$15,033	890	751	1,503	1,503	1,503	1,503	1,503	$5,877

10.       Long-term Debt:

The amount of long-term debt shown in the accompanying unaudited interim condensed consolidated balance sheets is analyzed as follows:

	December 31, 2008	June 30, 2009
DryShips Term loans	$2,215,734	$1,707,807
Ocean Rig Term loans	982,500	892,880
Less: Deferred financing costs	(39,364)	(32,772)
Total debt	3,158,870	2,567,915
Less: Current portion	(2,370,556)	(1,839,846)
Long-term portion	$788,314	$728,069

During the six-month period ended June 30, 2009, the Company made scheduled principal payments of $260,929, prepayments of $725,000 and repaid an amount of $28,552 against the outstanding loan balance for the vessel Paragon upon her sale.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.      Long-term Debt – (continued):

The principal payments to be made during each of the twelve-month periods following June 30, 2009, for the loans discussed above are as follows:

June 30, 2010	$1,861,894
June 30, 2011	142,583
June 30, 2012	108,710
June 30, 2013	70,000
June 30, 2014	417,500
June 30, 2015 and thereafter	-
Total principal payments	2,600,687
Less-Financing fees	(32,772)
Total debt	$2,567,915

Total interest incurred on long-term debt for the six-month periods ended June 30, 2008 and 2009, amounted to $36,576 and $49,756, respectively. Of these amounts for the six-month periods ended June 30, 2008 and 2009, amounts of $3,539 and $9,640, respectively, were capitalized as part of the vessel cost for advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statements of income. The Company's weighted average interest rate (including applicable margins) was 2.49% at June 30, 2009.

Please see Note 11 to the Company's Consolidated Financial Statements for the year ended December 31, 2008, which are a part of the Company's Form 20-F/A for a discussion of our various credit facilities and material loan covenants contained therein.

As of June 30, 2009, DryShips was not in compliance with the covenants described in Note 11, subsections (a) through (d), (f) through (i), and (l) through (n) of the Company's Consolidated Financial Statements for the year ended December 31, 2008, which are a part of the Company's Form 20-F/A. As a result of this non-compliance, the lenders have the ability to call an amount of $1.7 billion of debt immediately due and payable as of June 30, 2009. The Company has not yet obtained compliance waivers from all of the lenders, except for the facilities referred to in subsections (a), (c), (h) and (m) of Note 11; however, the Company is currently in discussions with the lenders and does not believe the lenders will call the related debt. The debt for which waivers have not been obtained is classified as current in the condensed consolidated balance sheet.

As of December 31, 2008 and June 30, 2009, the Company was not in compliance with certain covenants as discussed above. In accordance with FASB Statement No. 78, "Classification of Obligations that are Callable by the Creditor", the Company has classified all of Dryships' debt obligations as current at December 31, 2008 and June 30, 2009 as a result of cross default provisions included in guarantees provided by the Company to financing institutions in favor of its subsidiaries. A cross default provision means that if the Company defaults on one loan it immediately defaults on all loans that contain such a provision. During 2009, the Company may also be in breach of liquidity and minimum cash covenants as a result of using its restricted cash.

On April 15, 2009, the Company entered into a covenant waiver and amendment agreement with respect to its $90,000 credit facility with Piraeus Bank A.E. ("Piraeus Bank"), providing for the waiver of certain covenants. This covenant waiver and amendment agreement, among other things, (i) increases the applicable margin on the facility to 2% per annum from April 1, 2009 until March 31, 2011 and 1.5% per annum from March 31, 2011 until the final maturity date; (ii) requires that until March 31, 2011, proceeds from the sale or loss of the collateral vessels be applied to the outstanding advance of the facility; (iii) requires additional security; (iv) waives the minimum required security cover until March 31, 2011; and (v) waives the financial covenants of DryShips as guarantor until March 31, 2011.

On April 15, 2009, the Company entered into a covenant waiver and amendment agreement with respect to its $130,000 credit facility with Piraeus Bank, providing for the waiver of certain covenants. This covenant waiver and amendment agreement, among other things, (i) increases the applicable margin on the facility to 2% per annum from January 4, 2009 until March 31, 2011 and 1.5% per annum from March 31, 2011 until the final maturity date; (ii) requires that until March 31, 2011, proceeds from the sale or loss of the collateral vessels be applied to the outstanding advance of the facility; (iii) requires additional security and a restricted cash account in the name of Piraeus Bank equaling a minimum of the next four quarterly principal installments; (iv) waives the minimum required security cover until March 31, 2011; and (v) waives the financial covenants of DryShips until March 31, 2011.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.      Long-term Debt – (continued):

In April, 2009, the Company repaid $160,000 of its existing $800,000 facility with Nordea Bank Finland Plc ("Nordea Bank") obtained in connection with the acquisition of Ocean Rig.  The outstanding balance of $300,000 was fully repaid in May, 2009, of which $150,000 was paid with the Company's new Nordea Bank credit facility discussed below.

On May 13, 2009, the Company entered into a new one-year credit facility with Nordea Bank for the amount of up to $300,000 in order to refinance the Company's existing loan indebtedness with Nordea Bank.  In May 2009, the Company drew down the entire $150,000 of the loan in order to refinance the $150,000 outstanding debt at the date of the drawdown of the Nordea Bank facility.  The new credit facility was also fully repaid in May, 2009 using the Company's proceeds of its at-the-market offerings and the undrawn amount was fully cancelled.

In connection with the acquisition of Drillships Holdings on May 15, 2009, the Company assumed two $115,000 loan facilities that were entered into by Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. in September 2007, in order to finance the construction of Hulls 1837 and 1838 (the "Hulls"). The loans bear interest at LIBOR plus margin. The loans are repayable upon the delivery of the Hulls, in December 2010 for Hull 1837 and in March 2011 for Hull 1838. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments, assignment of the relevant shipbuilding contracts, refund guarantees and other related items.

In connection with the acquisition of Drillships Holdings on May 15, 2009, the Company assumed two $15,551 fixed-rate term notes that were entered into by Drillships Hydra Owners Inc. and Drillship Paros Owners Inc. in January 2009, in order to finance the construction of Hulls 1837 and 1838. The term notes were repaid in full in July 2009.

On June 5, 2009, the Company entered into agreements with Deutsche Bank Luxembourg S.A, as facility agent, and certain other lenders on waiver and amendment terms with respect to each of the two $562,500 credit facility agreements providing for a waiver of certain financial covenants through January 31, 2010. These agreements provide for, among other things, (i) a waiver of the required market adjusted equity ratio, (ii) a waiver of the required market value adjusted net worth; and (iii) a required payment from us to each lender and the facility agent.

On June 11, 2009, the Company entered into a supplemental agreement with DnB NOR Bank ASA ("DnB NOR"), as agent, on waiver terms on the $101,150 senior secured loan facility. This supplemental agreement provides, among other things that through May 19, 2011, (i) the lender will waive the financial covenants contained in the corporate guarantee; (ii) the lender will waive the required prepayment in the event of a security value shortfall; (iii) the applicable margin will be increased; and (iv) the Company will not pay any cash dividends except under certain circumstances.

Ocean Rig was in compliance with all the debt covenants as of June 30, 2009.

The DryShips loans referred to above are secured by a first priority mortgage over the vessels, assignment of shipbuilding contracts and refund guarantees, corporate guarantee, a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank's prior consent, as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels, change in the general nature of the Company's business, and maintaining an established place of business in the United States or the United Kingdom. In addition, the vessel owning companies are not permitted to pay any dividends to DryShips nor DryShips to its shareholders without the requisite lender's prior consent. The loans also contain certain financial covenants relating to the Company's financial position, operating performance and liquidity.

Under the terms of the loan agreements, the Company is required to hold bank deposits which are used to fund the loan installments coming due. These funds can only be used for the purposes of loan repayments and are shown as "Restricted cash" under current assets that at December 31, 2008 and June 30, 2009 amounted to $320,560 and $334,783, respectively, in the accompanying unaudited interim condensed consolidated balance sheets. Restricted cash also includes additional minimum cash deposits required to be maintained with certain banks under the Company's borrowing arrangements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.     Derivatives:

All derivatives are carried at fair value on the consolidated balance sheet at each period end.  Balances as of June 30, 2009 and December 31, 2008 are as follows:

	December 31, 2008				June 30, 2009
	Interest Rate Swaps	Forward Freight Agreements	Foreign Currency Forward Contracts	Total	Interest Rate Swaps	Forward Freight Agreements	Foreign Currency Forward Contracts	Total
Current assets	779	-	-	779	-	847	547	1,394
Current liabilities	(43,206)	-	(1,589)	(44,795)	(55,584)	(1,955)	-	(57,539)
Noncurrent liabilities	(208,961)	-	-	(208,961)	(101,879)	(973)	-	(102,852)
	(251,388)	-	(1,589)	(252,977)	(157,463)	(2,081)	547	(158,997)

Tabular disclosure of financial instruments under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133") required by SFAS No. 161 are as follows:

	Asset Derivatives			Liability Derivatives
		December 31, 2008	June, 30, 2009		December 31, 2008	June 30, 2009
	Balance Sheet Location	Fair value	Fair value	Balance Sheet Location	Fair value	Fair value
Derivatives designated as hedging instruments under Statement 133
Interest rate swaps		-	-	Non-current liabilities	47,168	28,567
Total derivatives designated as hedging instruments under Statement 133		-	-		47,168	28,567

Derivative not designated as hedging instruments under Statements 133
Interest rate swaps	Current assets	779	-	Current & Noncurrent liabilities	204,999	128,896
Forward freight agreements	Current assets	-	847	Current & Noncurrent liabilities	-	2,928
Foreign currency forward contracts	Current assets	-	547	Current liabilities	1,589	-
Total derivatives designated as hedging instruments under Statement 133		779	1,394		206,588	131,824
Total derivatives		779	1,394		253,756	160,391

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.       Derivatives-(continued):

Derivatives in Statement 133 cash flow hedging relationships	Amount of Gain/(Loss) Recognized in OCI on Derivative (Effective Portion)
	Six Months Ended June 30, 2008	Six Months Ended June 30, 2009
Interest rate swaps	-	18,607
Total	-	18,607

Derivatives in Statement 133 fair value hedging relationships	Location of Gain or (Loss) Recognized	Amount of Gain/(Loss)
		Six Months Ended June 30, 2008	Six Months Ended June 30, 2009
Interest rate swaps	Other income/(expense)	6,079	60,294
Forward freight agreements	Other income/(expense)	-	(2,615)
Foreign currency forward contracts	Other income/(expense)	-	2,135
Total		6,079	59,814

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities.  The Company enters into forward freight agreements and foreign currency forward contracts in order to manage risks associated with future hire rates and fluctuations in foreign currencies, respectively.

SFAS No. 157 applies to all assets and liabilities that are being measure and reported on a fair value basis.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.  The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of our investments and financials instruments by the above SFAS No. 157 pricing levels as of the valuation dates:

	Fair Value Measurements at Reporting Date Using
	June 30, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Interest rate swaps	(157,463)	-	(157,463)
Forward freight agreements	847	847	-
Forward freight agreements	(2,928)	(2,928)	-
Foreign currency forward contracts	547	-	547
Total	(158,997)	(2,081)	(156,916)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.      Capital Stock and Additional Paid-in Capital:

On January 12, 2009, the Company agreed to transfer its interests in the owning companies of three Capesize newbuildings to an entity that is not affiliated with the Company. On March 19, 2009, the Company issued a total of 11,990,405 common shares to the nominees of Central Mare Inc.

In January 2009, the Company filed a prospectus supplement pursuant to Rule 424(b)(2) under the Securities Act relating to the offer and sale of up to $500,000 of its common shares pursuant to the ATM Equity Offering Sales Agreement by and between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated January 28, 2009 (the "Sales Agreement"). In the first three months of 2009, the Company issued 71,265,000 shares of common stock with par value $0.01 per share in connection with the Company's at-the-market offering made pursuant to the Company's shelf registration statement on Form F-3ASR (Registration No. 333-146540) and the related prospectus supplement. The net proceeds, after commissions of 2.5%, amounted to $370,531.

In April 2009, the Company filed a prospectus supplement pursuant to Rule 424(b)(2) under the Securities Act for the offer and sale of the remaining amount of $119,966 of common shares pursuant to the Sales Agreement in January 2009. During the second quarter of 2009, the Company issued 24,404,595 shares of common stock with par value $0.01 per share in connection with the Company's at-the-market offering made pursuant to the Company's shelf registration statement on Form F-3ASR (Registration No. 333-146540) and the related prospectus supplement. The net proceeds, after commissions of 2.5%, amounted to $116,949.

In May 2009, the Company filed a prospectus supplement pursuant to Rule 424(b)(2) under the Securities Act relating to the offer and sale of up to $475,000 of its common shares pursuant to the ATM Equity Offering Sales Agreement by and between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated May 7, 2009. The Company issued 69,385,000 shares of common stock with par value $0.01 per share in connection with the Company's at-the-market offering made pursuant to the Company's shelf registration statement on Form F-3ASR (Registration No. 333-146540) and the related prospectus supplement. The net proceeds, after commissions of 2.125%, amounted to $464,889.

Stockholders Rights Agreement

As of January 18, 2008, the Company entered into a Stockholders Rights Agreement (the "Agreement"). Under the Agreement, the Company declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each outstanding share of DryShips Inc. common stock, par value $0.01 per share. As of June 30, 2009, no exercise of any purchase right has occurred.

As of July 9, 2009, an amendment has been effected to the stockholders rights agreement.

Equity incentive plan

On January 16, 2008, the Company's Board of Directors approved the 2008 Equity Incentive Plan (the "Plan"). Under this Plan, officers, key employees, and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock.

On March 5, 2008, 1,000,000 shares of non-vested common stock out of the 1,834,055 shares reserved in the Company's 2008 Equity Incentive Plan were granted to Fabiana for the Chief Executive Officer and Interim Chief Financial Officer (Note 5). The shares vest quarterly in eight equal installments with the first, second, third, fourth and fifth installments of 125,000 common shares each vesting on May 28, 2008, August 28, 2008, November 28, 2008, February 28, 2009 and May 28, 2009, respectively, in accordance with the consultancy agreement. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date ($75.09 per share). Stock-based compensation expense for the six-month periods ended June 30, 2008 and 2009, amounted to $12,118 and $18,747, respectively, and is included in "General and administrative expenses - related parties" in the accompanying unaudited interim condensed consolidated statements of income.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.     Capital Stock and Additional Paid-in Capital– (continued):

The fair value of each share on the grant date was $75.09. The fair value of the non-vested shares granted amounted to $75,090 and will be recognized as compensation in the accompanying unaudited interim condensed consolidated statements of income over the two-year vesting period quarterly in eight equal installments.

On October 2, 2008, the Company's Board of Directors and Compensation Committee approved grants for the non-executive directors of the Company. On October 2, 2008, 9,000 fully vested shares and 9,000 non vested common shares were granted to the non-executive directors. The non-vested common shares will vest evenly over a three-year period with the first vesting date commencing on January 1, 2009.

For the director vested shares, the fair value of each share on the grant date was $33.59. The fair value of the non-vested shares granted amounted to $302 and will be recognized as compensation in the accompanying unaudited interim condensed consolidated statements of income over the vesting period.

On March 12, 2009, 70,621 shares of non-vested common stock out of the 1,834,055 shares reserved in the Company's 2008 Equity Incentive Plan were granted to an executive of the Company. The shares will vest in annual installments of 42,373 and 28,248 shares on March 1, 2010 and 2011, respectively. As of June 30, 2009, there was $188 of total unrecognized compensation cost. The amount of $61 is recorded in "General and administrative expenses".

As of December 31, 2008 and June 30, 2009, there was $44,192 and $25,396, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3 years. The amount of $18,797 is recorded in "General and administrative expenses" and "General and administrative expenses - related parties" amounting to $50 and $18,747, respectively. The total fair value of shares vested during the six-month period ended June 30, 2009 was $18,873.

13.      Segment information:

The table below presents information about the Company's reportable segments as of June 30, 2008 and 2009 and for the six-month periods ended June 30, 2008 and 2009. The accounting policies followed in the preparation of the reportable segments are the same with those followed in the preparation of the Company's unaudited interim condensed consolidated financial statements.

	Drybulk Carriers		Drilling Rigs		Total
	For the six-month period ended June 30,		For the six-month period ended June 30,		For the six-month period ended June 30,
	2008	2009	2008	2009	2008	2009
Revenues from external customers	$490,984	204,468	43,795	202,632	$534,779	407,100
Income tax expenses	-	-	867	6,354	867	6,354
Net income / (Loss) attributable to Dryships Inc.	483,795	(150,788)	(7,709)	81,742	476,086	(69,046)

Total assets as of June 30, 2009		$2,477,134		3,024,952		$5,502,086

14.       Earnings per share:

Basic earnings per share have been calculated by dividing the net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if non-vested common stock was vested. All of the Company's shares (including non-vested common stock issued under the Plan) participate equally in dividend distributions and in undistributed earnings.  Non-vested common stock does not have a contractual obligation to share in the losses.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14.      Earnings per share– (continued):

Dividends declared during the period for non-vested common stock as well as undistributed earnings allocated to non-vested stock are deducted from net income attributable to Dryships Inc. for the purpose of the computation of basic earnings per share in accordance with two-class method as required by FSP EITF 03-6-1. The denominator of the basic earnings per common share excludes any non-vested shares as such are not considered outstanding until the time-based vesting restriction has elapsed.

For purposes of calculating diluted earnings per share, dividends declared during the period for non-vested common stock and undistributed earnings allocated to non-vested stock are not deducted from net income as reported since such calculation assumes non-vested common stock is fully vested from the grant date. The denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested common stock is outstanding. The Company presents diluted earnings per share calculated based on this method when it is more dilutive than earnings per share calculated in accordance with the two-class method used in calculating basic earnings per share.

On January 1, 2009 the Company adopted FSP EITF 03-6-1, which clarifies that non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share. This standard was applied retroactively to all periods presented and reduced previously reported basic earnings by $0.18 for six-month period ended June 30, 2008. Diluted earnings per share calculated based on the treasury stock method discussed above were anti-dilutive, as such, diluted earnings per share for the six-month period ended June 30, 2008 equal to earnings per share calculated in accordance with the two-class method used in calculating basic earnings per share.

Non-vested, participating restricted stock did not impact basic loss per share for the six-month period ended June 30, 2009 due to loss in 2009; see Note 2, "Recent Accounting Policies," for additional information related to the adoption of FSP EITF 03-6-1.

 The Company calculates the number of shares outstanding for the calculation of basic and diluted earnings per share as follows:

	Six months ended June 30,
	2008	2009 (*)
	(In thousands, except per share amounts)
Numerator
Net income/(loss) attributable to DryShips Inc.	$476,086	$(69,046)
Less: dividends declared and undistributed earnings allocated to non-vested stock	$(7,197)	-
Net income /(loss) attributable to DryShips Inc. to common stockholders, basic and diluted	$468,889	$(69,046)
Denominator
Weighted average common shares outstanding, basic	40,173,941	163,011,168
Effect of dilutive non-vested common stock	3,075	-
Weighted average common shares outstanding, diluted	40,177,016	163,011,168
Earnings / (loss) per common share, basic and diluted	$11.67	$(0,42)

(*) Non-vested stock do not participate in periods of losses under EITF 03-6-1

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15.     Commitments and Contingencies:

15.1 Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Except as described below, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

The Company accrues the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. A minimum of up to $1.0 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

On March 15, 2008, the Company entered into a memorandum of agreement for the sale of the vessel MV Lacerta for $55,500. In November 2008, the Company commenced arbitration proceedings against the buyers due to the buyers' repudiation of their obligations under the memorandum of agreement and failure to take delivery of the vessel.

On July 17, 2008, the Company entered into an agreement to sell the MV Toro, a 1995-built 73,034 dwt Panamax drybulk carrier, to Samsun Logix Corporation ("Samsun") for the price of approximately $63,400. On January 29, 2009, the Company reached an agreement with the buyers whereby the price was reduced to $36,000. As part of the agreement, the buyers released the deposit of $6,300 to the Company immediately and were required to make a new deposit of $1,500.

On February 13, 2009, the Company proceeded with the cancellation of the sale agreement due to the buyers' failure to pay the new deposit of $1,500. The Company has commenced arbitration proceedings for the difference between the current market price and the original contract price of $63,400. The MV Toro is currently employed in the spot market.

On January 29, 2009, the Company entered into an agreement to cancel the previously announced acquisition of the 2005-built Panamax drybulk carrier MV Petalidi for a purchase price of $61,000 from an unrelated third party. The Company and the seller have mutually agreed to cancel the memorandum of agreement to acquire the vessel in consideration of a payment of $8,000 to the seller and the seller's retention of the $6,100 deposit that was previously paid. The London arbitration and the New York proceeding between the seller and the Company were discontinued.

A contingent liability of $3,143 has been recognized, based on a claim from an investment bank in relation to the Company's acquisition of Ocean Rig. The maximum amount in dispute related to this claim is $24,000. On July 21, 2009 an agreement to settle was reached with no further effects.

In July 2006, Ocean Rig commenced London arbitration proceedings against Irving Shipbuilding, Inc. ("ISI") in relation to ISI's role in the completion of the Eirik Raude in 2001 and 2002. The proceedings principally concern ISI's financial management of the project in respect of which Ocean Rig will seek substantial damages from ISI.

On March 5, 2009, a complaint against the Company's current board of directors and a former director was filed in the High Court of the Republic of the Marshall Islands for an unspecified amount of damages alleging that such directors had breached their fiduciary duty of good faith in connection with the termination of the acquisition of four Panamax drybulk carriers and nine Capesize drybulk carriers. The complaint also seeks the disgorgement of all payments made in connection with the termination of these acquisitions. No estimate of a possible loss, if any, can be made.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15.      Commitments and Contingencies-(continued):

15.2 Purchase obligations:

As of June 30, 2009, the Company has entered into separate memoranda of agreement and shipbuilding contracts to acquire three vessels and four newbuilding ultra deepwater drillships, namely Hulls 1837, 1838, 1865 and 1866.

The following table sets forth the Company's contractual obligations and their maturity dates as of June 30, 2009:

Obligations:	Total	1st year	2ndyear	3rd year
Vessels
Shipbuilding contracts	21,380	21,380	-	-
Newbuilding purchases	86,800	54,250	32,550	-
Drillships
Shipbuilding contracts	1,983,834	514,400	868,084	601,350
Total obligations	2,092,014	590,030	900,634	601,350

16.      Pension and retirement benefit obligation:

DryShips's fully consolidated subsidiary, Ocean Rig has five retirement benefit plans for employees managed and funded through Norwegian life insurance companies. The pension plans cover 241 employees. The pension scheme is in compliance with the Norwegian law on required occupational pensions.

The Company uses a January 1 measurement date for net periodic benefit cost and a June 30 measurement date for benefit obligations and plan assets.

The change in projected benefit obligation, change in plan assets, funded status and the amounts recognized in the accompanying unaudited interim condensed consolidated balance sheets are shown in the table below:

Six Months Ended June 30, 2009
Components of net periodic benefit cost
Expected return on plan assets	$(204)
Service cost	1,954
Interest cost	162
Amortization of prior service cost	-
Amortization of actuarial loss	79
Net periodic benefit cost	1,991

Decrease in minimum pension liability included in other comprehensive loss	$915

17.     Income Taxes:

17.1   Drybulk Carrier Segment

Neither the Marshall Islands nor Malta imposes a tax on international shipping income earned by a "non-resident" corporation thereof. Under the laws of the Marshall Islands and Malta, the countries in which the vessels owned by subsidiaries of the Company are registered, the Company's subsidiaries (and their vessels) are subject to registration fees and tonnage taxes, as applicable, which have been included in the vessels' operating expenses in the accompanying unaudited interim condensed consolidated statements of income.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17.      Income Taxes-(continued):

17.2 Drilling Rig Segment

Ocean Rig, a consolidated subsidiary of the Company, is incorporated and domiciled in Norway, and as such, is subject to Norwegian state and federal income tax. The statutory Norwegian tax rate on all taxable income is 28%.

For corporate shareholders that are tax residents in Norway, such as Ocean Rig and its Norwegian subsidiaries, dividends received and capital gains on the sale of shares in Norwegian corporate subsidiaries are taxable under the participation exemption method. Under the participation exemption method, 3% of the qualifying net annual income is taxed at the statutory rate of 28%. Losses on sale of shares may reduce the qualifying net annual income, but will not create a loss carry-forward.

Consequently, Ocean Rig expects 3% of dividends from its Norwegian subsidiaries and capital gains from sales of investments in its Norwegian subsidiaries to be taxed at the rate of 28%, which constitutes a total effective tax rate of 0.84%.

Dividends and capital gains on the sale of shares in subsidiaries which are residents of the Marshall Islands (currently held by Ocean Rig 1 AS and Ocean Rig 2 AS) do not qualify for the Norwegian participation exemption. Such subsidiaries will also be regarded as taxable in Norway pursuant to the Norwegian CFC (Controlled Foreign Corporation) provisions if they are owned by a Norwegian parent company at year end.

Dividends and capital gains on the sale of shares in subsidiaries which are residents of countries other than Norway may or may not qualify for the participation exemption, depending on the circumstances.

Dividends paid from the Norwegian companies to foreign shareholders may be subject to withholding tax, but are, subject to certain conditions, exempt from withholding tax if the shareholder is a resident in an European Economic Area ("EEA") member state. There is no withholding tax on capital gains on the sale of shares in Norwegian limited liability companies by foreign shareholders, provided the shares are not held in connection with business activities conducted in Norway.

As part of the ongoing restructuring of the Ocean Rig companies, Ocean Rig ASA, Ocean Rig Norway AS, Ocean Rig 1 AS and Ocean Rig 2 AS are currently under liquidation. Upon distribution of assets from the liquidating companies, the liquidating companies will be taxed on the difference between the fair value of the assets distributed and the tax basis of such assets at the statutory tax rate. Any remaining loss carry-forwards in the liquidated companies will be lost. If the receiving parent company is a Norwegian resident, it will be taxed as if its shares in the liquidating company were realized under the participation exemption method. Ocean Rig 1 AS' and Ocean Rig 2 AS' shares in Ocean Rig 1 Inc. and Ocean Rig 2 Inc., respectively, will not qualify under the participation exemption method as these companies are resident in low-tax jurisdictions outside the EEA and, therefore, the resulting gain, if any, would be taxable at the statutory tax rate.

For the remaining Norwegian companies, taxation in future years is expected to continue as outlined above, unless Norwegian tax law is amended. Taxable income may be offset by loss carry-forwards in the Norwegian company itself or in the other Norwegian companies of the group.

Ocean Rig's provision for income taxes of $6,354 relates only to current tax expense.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

18.      Subsequent Events:

18.1  On July 9, 2009, the Company entered into an agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Primelead Shareholders. The consideration paid for the 25% interest in Primelead Shareholders consisted of a one-time $50,000 cash payment upon the closing of the transaction, and the issuance of the Company's Series A Convertible Preferred Stock (the "Preferred Stock") with an aggregate face value of $280,000. Upon the closing of this transaction, Primelead Shareholders became a wholly-owned subsidiary of the Company.

18.2 As of July 9, 2009, an amendment has been effected to the stockholders rights agreement.

18.3 On July 9, 2009, the Board of Directors approved the establishment and issuance of preferred shares.

18.4  On July 9, 2009, Ocean Rig reached an agreement for the settlement of the claim from an investment bank raised upon the Company's acquisition of Ocean Rig.

18.5  On July 29, 2009, the Company's Board of Directors voted to expand the Board from five to seven members.  In connection with this expansion, Mr. Harry Kerames and Mr. Dimitris Karamitsanis were recommended by the Nominating Committee and appointed to the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: August 3, 2009	By: /s/George Economou
George Economou
Chief Executive Officer

SK 23113 0002 1018118